Filed pursuant to Rule 433

Registration No. 333-275898

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES J

$300,000,000

SENIOR FLOATING RATE NOTES, DUE JULY 10, 2029

FINAL TERM SHEET

DATED JULY 7, 2026

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due July 10, 2029 (the “Notes”)

Expected Ratings[1]:	A1 / A / AA- / AA (Moody’s / S&P / Fitch / DBRS) (all stable)

Principal Amount:	$300,000,000

Issue Price:	100.000%

Trade Date:	July 7, 2026

Settlement Date (T+3)[2]:	July 10, 2026

Maturity Date:	July 10, 2029

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	Base Rate plus 61 bps payable and reset quarterly.

Base Rate:	USD Compounded SOFR Index Rate

Interest Payment Dates:	Quarterly on each January 10, April 10, July 10, and October 10, beginning October 10, 2026.

Payment Convention:	Modified following business day convention, adjusted.

Interest Payment Determination Date:	The date that is two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than one business day after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than one business day prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, July 10, 2026) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the redemption date or the Maturity Date).

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Business Days:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Fraction:	Actual / 360

Listing:	None

Optional Redemption for Tax Reasons:	The Issuer may redeem the notes at its option, in whole but not in part, upon the giving of a notice of redemption as described below, if (i) as a result of any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after July 7, 2026, in the written opinion of our legal counsel of recognized standing, we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts (as described in the pricing supplement) (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced); or (ii) on or after July 7, 2026, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of our legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts (as described in the pricing supplement) (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

Optional Par Call Redemption:	The Issuer may redeem the notes at its option (i) in whole, but not in part, on July 10, 2028 (the date that is one year prior to the Maturity Date) or (ii) in whole or in part, at any time and from time to time on or after June 10, 2029 (the date that is 30-days prior to the Maturity Date), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Fees:	0.10%

CUSIP / ISIN:	78017DAY4 / US78017DAY40

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Morgan Stanley & Co. LLC ANZ Securities, Inc. BBVA Securities Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

CaixaBank S.A.

Capital One Securities, Inc.

Citizens JMP Securities, LLC

Desjardins Securities Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

National Bank of Canada Financial Inc.

Regions Securities LLC

AmeriVet Securities, Inc.

CastleOak Securities, L.P.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a preliminary pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the preliminary pricing supplement, the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, ANZ Securities, Inc. toll free at 1-212-801-9171, BBVA Securities Inc. toll free at toll free at 1-800-422-8692, Fifth Third Securities, Inc. toll free at 1-866-531-5353 and KeyBanc Capital Markets Inc. toll free at 1-866-227-6479.